OMB APPROVAL

OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden hours per response	11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SmarTire Systems Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

831913 10 8

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 831913 10 8	13 G	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TRW Auto Holdings Inc. I.R.S. No. 65-1166521

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power

		1,390,072*
Number of	6.	Shared Voting Power
Shares		0
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		1,390,072*
Person
With:	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,390,072*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 1.81%**

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 831913 10 8	13 G	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TRW Automotive Inc. I.R.S. No. 57-1140153

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power

		1,390,072*
Number of	6.	Shared Voting Power
Shares		0
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		1,390,072*
Person
With:	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,390,072*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 1.81%**

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 831913 10 8	13 G	Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TRW Automotive Holdings Corp. I.R.S. No. 81-0597059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power

		1,390,072*
Number of	6.	Shared Voting Power
Shares		0
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		1,390,072*
Person
With:	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,390,072*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 1.81%**

12.	Type of Reporting Person (See Instructions) CO

    *On February 20, 2003, TRW Automotive Inc. (now known as Richmond TAI Corp.) contributed to its subsidiary, TRW Auto Holdings Inc., all 1,390,072 Shares of the Common Stock of the Issuer covered under this Schedule 13 G (the "Shares"). On February 28, 2003 TRW Auto Holdings Inc. was purchased by
TRW Automotive Acquisition Corp. On March 25, 2003 TRW Automotive Acquisition Corp. changed its name to TRW Automotive Inc. As the ultimate parent of TRW Auto Holdings Inc., TRW Automotive
Holdings Corp. has the indirect power to vote and dispose of the Shares. As the direct parent of TRW Auto
Holdings Inc., TRW Automotive Inc., still has the indirect power to vote and direct the disposition of the
Shares. As the record owner, TRW Auto Holdings Inc. has the direct power to vote and direct the disposition of the Shares.

    **Based on the outstanding shares of 76,647,768 as of December 31, 2003 reported by the Issuer in the Issuer's Prospectus as filed with the Securities and Exchange Commission pursuant to Rule 424(b)4 on
January 30, 2004.

Item 1.

     (a) Name of Issuer

SmarTire Systems Inc.

     (b) Address of Issuer’s Principal Executive Offices

150-13151 Vanier Place, Suite 150
Richmond, British Columbia
Canada V6V 2J1

Item 2.

     (a) Name of Person Filing

(i) TRW Auto Holdings Inc.

(ii) TRW Automotive Inc.

(iii) TRW Automotive Holdings Corp.

     (b) Address of Principal Business Office or, if none, Residence

(i), (ii) and (iii)	12025 Tech Center Drive Livonia, Michigan 48150

     (c) Citizenship

(i), (ii) and (iii)             Delaware

     (d) Title of Class of Securities

Common Stock

     (e) CUSIP Number

831913 10 8

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     Not Applicable

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owed:          1,390,072*

     (b) Percent of class:          1.81%**

     (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote          1,390,072*

(ii) Shared power to vote or to direct the vote          0

(iii) Sole power to dispose or to direct the disposition of          1,390,072*

(iv) Shared power to dispose or to direct the disposition of          0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2004	TRW AUTO HOLDINGS INC.

By:/s/ Joseph S. Cantie

Joseph S. Cantie
Vice President and Chief Financial Officer

Dated: February 11, 2004	TRW AUTOMOTIVE INC.

By: /s/ Joseph S. Cantie

Joseph S. Cantie
Vice President and Chief Financial Officer

Dated: February 11, 2004	TRW AUTOMOTIVE HOLDINGS CORP.

By: /s/ Joseph S. Cantie

Joseph S. Cantie
Vice President and Chief Financial Officer